SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                               (AMENDMENT NO. __)1

                         CHOICE ONE COMMUNICATIONS, INC.
                         -------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    17038P104
                                 --------------
                                 (CUSIP Number)

                                    COPY TO:

Bruce Hernandez                              Paul A. Gajer
Waller-Sutton Media Partners, L.P.           RubinBaum LLP
c/o Waller-Sutton Management Group, Inc.     30 Rockefeller Plaza
One Rockefeller Plaza, Suite 3300            29TH Floor
New York, New York 10020                     New York, New York 10112
----------------------------------------     ----------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                FEBRUARY 1, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box G.

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                 (Page 1 of 17)

CUSIP NO. 17038P104             SCHEDULE 13D                 Page 2 of 17 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         Waller-Sutton Media Partners, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
                                   00
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)            [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            1,318,007 shares                  3.5%
    NUMBER OF         ----------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0 shares                          0%
  OWNED BY EACH       ----------------------------------------------------------
   REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON WITH              1,318,007 shares                  3.5%
                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0 shares                          0%
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         1,318,007 shares
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                             [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              3.5%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
                                                              PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 (Page 2 of 17)

CUSIP NO. 17038P104             SCHEDULE 13D                 Page 3 of 17 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSONS
         Waller-Sutton Media, L.L.C.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
                                   00
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)            [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                            1,318,007 shares                  3.5%
    NUMBER OF         ----------------------------------------------------------
      SHARES           8    SHARED VOTING POWER
   BENEFICIALLY             0 shares                          0%
  OWNED BY EACH       ----------------------------------------------------------
   REPORTING           9    SOLE DISPOSITIVE POWER
   PERSON WITH              1,318,007 shares                  3.5%
                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0 shares                          0%
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         1,318,007 shares
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                             [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                          3.5%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
                                                              00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 (Page 3 of 17)

Item  1. Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Choice One
Communications Inc., a Delaware corporation ("Choice One"). The principal executive offices of Choice One are located at 100 Chestnut Street, Rochester, NY 14604-2417.

Item  2. Identify and Background.

      (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): Waller-Sutton Media Partners, L.P., a Delaware limited partnership ("Waller-Sutton"), and its sole general partner, Waller-Sutton Media, L.L.C. ("Waller-LLC" or the "General Partner"), a Delaware limited liability company.

      (b) The address of the principal business and the principal office of each of the Reporting Persons is c/o Waller-Sutton Management Co., Inc., One Rockefeller Plaza, Suite 3300, New York, NY 10020

      The information set forth on Annex 2 is given with respect to (a) Waller-Sutton, (b) Waller-LLC, and (c) each of the members, officers and directors of Waller-LLC. On Annex 2, column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgement, decree or final order; column (f) indicates, in the case of any natural person, the citizenship of such person.

Item  3. Source and Amount of Funds or Other Consideration.

      A total of 1,323,007 shares of Common Stock owned by Waller-Sutton were acquired in a liquidating distribution (the "Distribution") made by Choice One Communications L.L.C., a Delaware limited liability company ("Choice One LLC"), to its members on February 16, 2000, in connection with the initial public offering of shares of Common Stock. Prior to the liquidation of Choice One LLC, Choice One LLC was the parent company of Choice One.

      Options to purchase shares of Common Stock ("Options") beneficially owned by Waller-Sutton were granted to Bruce Hernandez, Waller-Sutton's nominee to the Board of Directors (the "Executive") pursuant to the 1999 Director Stock Option Plan of Choice One as follows: Options to purchase 10,000 shares of Common Stock at a price of $20.00 per share were granted to Executive on February 16, 2000 and Options to purchase 5,000 shares of Common Stock at a price of $15.063 per share were granted to the Executive on February 1, 2001.

Item  4. Purpose of Transaction.

      On July 8, 1998, Waller-Sutton, certain institutional investors and members of management of Choice One (collectively, the "Other Investors"), Choice One LLC and Choice One entered into a Transaction Agreement pursuant to which Waller-Sutton and the Other Investors committed to purchase ownership interests of Choice One LLC (as amended from time to time, the "Transaction Agreement").

      On February 20, 2000, Waller-Sutton acquired 1,323,007 shares of Common Stock pursuant to the Distribution.

      On February 1, 2001, Waller-Sutton acquired beneficial ownership of an Option to purchase 5,000 shares of Common Stock.


                                 (Page 4 of 17)

      The Transaction Agreement provides Waller-Sutton with the right to designate one member to the board of directors of Choice One (the "Board") so long as it and its affiliates hold at least 75% of the shares of Common Stock distributed to Waller-Sutton in the Distribution (the "Distribution Shares"). So long as Waller-Sutton is entitled to designate a representative on the Board, it will also be entitled to designate a representative on each of the executive committee and the pricing committee of the Board. The composition of any other committees of the Board shall be proportionately equivalent to that of the Board to the extent practicable. In addition, Waller-Sutton is obligated, pursuant to the terms of the Transaction Agreement, to vote its shares of Common Stock in order to ensure the composition of the Board, as set forth in Section 5.03 thereof, and to ensure that Certificate of Incorporation and By-Laws of Choice One do not conflict with the terms of the Transaction Agreement.

      On July 8, 1998, Waller-Sutton, certain institutional investors and members of management of Choice One (collectively, the "Other Registrable Investors") and Choice One entered into a registration rights agreement (as amended from time to time, the "Registration Rights Agreement"). The Registration Rights Agreement provides, among other things, holders of shares of Common Stock holding at least 20% in the aggregate of the shares of Common Stock held by certain parties thereto, including Waller-Sutton (the "Investor Holders"), with the right to request that Choice One effect a registration (a "Registration Request") of the shares of Common Stock, held by such requesting holders, including, but not limited to, a registration for disposition of shares in an offering under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The Investor Holders may collectively exercise their rights
(x) on an unlimited number of occasions with respect to registration statements on Form S-3 and (y) with respect to shares of Common Stock, on not more than five occasions with respect to registration statements on Form S-1. No
Registration Request may be made within six months of any other Registration Request.

      In addition, in the event Choice One proposes to register any of its Common Stock, any other of its equity securities or securities convertible into or exchangeable for its equity securities, whether or not for sale for its own account, Waller-Sutton will have the right, upon a timely request, to have the shares of Common Stock, held by Waller-Sutton included in such registration (such registration of shares held by Waller-Sutton, a "Piggyback Registration"). Waller-Sutton shall not be entitled to such right if the parties to the Registration Rights Agreement in the aggregate beneficially own less than 5% of the outstanding Common Stock and less than 10% of the Preferred Stock of Choice One outstanding as of August 1, 2000. In addition, Choice One shall not be required to effect a Piggyback Registration incidental to the registration of any of its securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock options or other executive or employee benefit or compensation plans.

      All expenses of registration (exclusive of underwriting discounts and commissions, if any) will by borne by Choice One. Waller-Sutton shall bear the fees and expenses of its own counsel, except that the fees and expenses of one counsel representing all parties to the Registration Rights Agreement will be borne by Choice One.

      Waller-Sutton has acquired its interests in Choice One for investment. Waller-Sutton regularly reviews its ownership position in Choice One, Choice One's business affairs and financial position, as well as general economic, industry, competitive and regulatory conditions, and may, based on such factors as Waller-Sutton deems relevant, consider from time to time various alternative courses of action. Such actions may include the acquisition of additional interests in Choice One, including without limitation through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise, dispositions of all or some portion of their interests in Choice One, including without limitation through open market dispositions, in privately negotiated transactions, through a public offering, through a business combination transaction involving all or a part of Choice One's business, or otherwise, entry, directly or indirectly, into other financial, strategic or other relationships with Choice One, or taking any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D, and Waller-Sutton may, from time to time, discuss with Choice One any one or more of the foregoing actions. Based on the objective of Waller-Sutton, the economic, industry, competitive and regulatory environment, and such other factors as Waller-Sutton then deems relevant, Waller-Sutton may determine whether or not to take any of these actions.

Item  5. Interest in Securities of the Issuer.

      For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The General Partner may be deemed to beneficially own 1,318,007 shares of Common Stock, or approximately 3.5% of the outstanding shares of Common Stock, which includes Options to purchase in the aggregate 2,500 shares of Common Stock, exercisable within 60 days of the date hereof.


                                 (Page 5 of 17)

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to beneficially own an additional 15,280,925 shares of Common Stock (based on the information available to the Reporting Persons), or approximately 58.2% of the outstanding shares of Common Stock, owned by the other stockholders which are parties to the Transaction Agreement, but the Reporting Persons disclaim beneficial ownership of any shares of Common Stock owned by any of the other parties to the Transaction Agreement.

      (a) Waller-Sutton, through its sole general partner Waller-LLC, has sole power to vote and dispose of all of the shares of Common Stock beneficially owned by Waller-Sutton. However, Waller-Sutton has entered into the Transaction Agreement described in ITEM 4 above, which contains provisions as to the voting of such shares in respect of the election of directors. By virtue of the relationship previously reported under Item 2 of this statement, each of Waller-Sutton and the General Partner may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned of record by Waller-Sutton and the Executive.

      (b) Response to ITEM 4 is incorporated herein by reference.

      (c) On February 16, 2001, Waller-Sutton sold 7,500 shares of Common Stock at a price of $14.00 per share, in an open-market transaction.

      (d) Not Applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

      See response to Item 4.

Item  7. Material To Be Filed As Exhibits.

Exhibit 1: Joint Filing Agreement among the Reporting Persons

Exhibit 2: Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 3: Amendment No. 1 dated as of December 18, 1998, to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 4: Amendment No. 2 dated as of February 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 5: Amendment No. 3 dated as of May 14, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 6: Amendment No. 4 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 7: Amendment No. 5 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

Exhibit 8: Amendment No. 6 dated as of November 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +


                                 (Page 6 of 17)

Exhibit 9: Amendment No. 7 dated as of August 1, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity #

Exhibit 10: Amendment No. 8 dated as of December 20, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity

Exhibit 11:Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

Exhibit 12: Amendment No. 1 dated as of February 18, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders+

Exhibit 13: Amendment No. 2 dated as of June 30, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

Exhibit 14: Amendment No. 3 dated as of June 30, 1999 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

Exhibit 15: Amendment No. 4 dated as of August 1, 2000 to the Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders #

----------
+     Previously  filed as an exhibit  to Form S-1 of Choice One filed  November
      19, 1999

# Previously filed as an exhibit to Choice One's report on Form 8-K filed August 11, 2000.


                                 (Page 7 of 17)

Annex 2

           (a)                         (b)                                           (c)                       (d)    (e)     (f)
Waller-Sutton Media              See Footnote 1.              To purchase,  manage,  hold, own, invest in,     No     No      N/A
 Partners, L.P.1                                              and   dispose  of  all  or  any  portion  of
                                                              securities   of  companies   owning   either
                                                              directly    or    through    one   or   more
                                                              intermediaries,  all  or  any  portion  of a
                                                              business  in  the  entertainment,  media  or
                                                              communications   industries   or  businesses
                                                              related thereto.

Waller-Sutton Media, L.L.C.2     See Footnote 2               To serve as general  partner  and manage the     No     No      N/A
                                                              business  affairs  of  Waller-Sutton   Media
                                                              Partners, L.P.

William H. Ingram               WallerSutton 2000 L.L.C. (4)  Manager and member of  Investment  committee     No     No      U.S.
                                                              of WallerSutton 2000 L.L.C (4) and Chairman,
                                                              Manager and  member of  Investment Committee
                                                              of Waller-Sutton Media, L.L.C. (2)


                                 (Page 8 of 17)


           (a)                         (b)                                           (c)                       (d)    (e)     (f)
John W. Waller, III          Waller Capital Corporation (3)   Chairman Of Waller Capital  Corporation3 and     No     No      U.S.
                                                              Manager and member of  Investment  Committee
                                                              OF   WallerSutton   2000  L.L.C (4) and Vice
                                                              Chairman,  Manager and member of  Investment
                                                              Committee of Waller-Sutton Media, L.L.C.2

Cathy M. Brienza             WallerSutton 2000 L.L.C (4)      Manager and member of  Investment  committee     No     No      U.S.
                                                              OF   WallerSutton  2000   L.L.C (4) and Vice
                                                              President,  Secretary, Manager and member of
                                                              Investment    Committee   of   Waller-Sutton
                                                              Media, L.L.C.2

Andrew J.  Armstrong, Jr.    Spire Capital Partners, LLC (5)  Managing  Member of Spire Capital  Partners,     No     No      U.S.
                                                              LLC5   and   Vice    President,    Assistant
                                                              Treasurer,  Manager and member of Investment
                                                              Committee of Waller-Sutton Media, L.L.C.2

Bruce M.  Hernandez          Spire Capital Partners, LLC (5)  Managing  Member of Spire Capital  Partners,     No     No      U.S.
                                                              LLC5 and  Manager  and member of  Investment
                                                              Committee of Waller-Sutton Media, L.L.C. (2)

Richard H. Patterson         Spire Capital Partners, LLC (5)  Mananaging    Member   of   Spire    Capital     No     No      U.S.
                                                              Partners,  LLC5 and Vice President,  Manager
                                                              and  member  of   Investment   Committee  of
                                                              Waller-Sutton Media, L.L.C. (2)


                                 (Page 9 of 17)


           (a)                         (b)                                           (c)                       (d)    (e)     (f)
John T. Woodruff             WallerSutton 2000 L.L.C (4)      Manager and member of  Investment  committee     No     No      U.S.
                                                              of   WallerSutton   2000  L.L.C (4) and Vice
                                                              President,  Manager and member of Investment
                                                              Committee of Waller-Sutton Media, L.L.C. (2 )

John R. Ubhaus               Waller-Sutton Media, L.L.C. (2)  Vice  President,   Treasurer,   Manager  and     No     No      U.S.
                                                              member   of    Investment    Committee    of
                                                              aller-Sutton Media, L.L.C. (2)

Joel A. Goldblatt            Spire Capital Partners, LLC (5)  Managing  Member of Spire Capital  Partners,     No     No      U.S.
                                                              LLC5 and Vice President,  Manager and member
                                                              of  Investment  Committee  of  Waller-Sutton
                                                              Media, L.L.C. (2)

JOSEPH P. DUGGAN             Waller-Sutton Media, L.L.C. (2)  member of Waller-Sutton Media, L.L.C. (2)        No     No      U.S.

Notes:

1 The address of Waller-Sutton Media Partners, L.P. is c/o Waller-Sutton Management Group, Inc., 1 Rockefeller Plaza, Suite 3300, New York, NY 10020.

2 The address of Waller-Sutton Media, L.L.C. is c/o Waller-Sutton Management Group, Inc., 1 Rockefeller Plaza, Suite 3300, New York, NY 10020.

3 The address of Waller Capital Corporation is 30 Rockefeller Plaza, Suite 4250, New York, NY 10112.

4 The address of WallerSutton 2000 L.L.C. is 500 West Putnam Avenue, Greenwich, CT 06830.

5 The address of Spire Capital Partners, LLC is 30 Rockefeller Plaza, Suite 4200, New York, NY 10112.


                                 (Page 10 of 17)

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2001


                                        WALLER-SUTTON MEDIA PARTNERS, L.P.

                                        By: Waller-Sutton Media, L.L.C.


                                        BY: BRUCE HERNANDEZ
                                           -------------------------------------
                                            Name: Bruce Hernandez
                                            Title: Member


                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2001

                                        WALLER-SUTTON MEDIA, L.L.C.

                                        BY: BRUCE HERNANDEZ
                                           -------------------------------------
                                            Name: Bruce Hernandez
                                            Title: Member


                                 (Page 11 of 17)